The High Yield Plus Fund, Inc.
For the semi-annual period ended June 19, 2009
File number: 811-05468

SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


      A Special Meeting of Stockholders was held on May 11, 2009. At such meeting the stockholders approved a plan of reorganization between The High Yield Plus Fund, Inc. (HYP), and the Dryden High Yield Fund, Inc. ("Dryden Fund"), whereby all of the assets and liabilities of HYP will be transferred to, and assumed by, the Dryden Fund, solely in exchange for the Class A shares of the Dryden Fund, the subsequent distribution of such shares to HYP shareholders and the liquidation and dissolution of HYP.

      FOR        8,304,815
      AGAINST      745,074
      ABSTAIN      273,924